UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of July 2021

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Relevant Information dated July 13, 2021

Item 1

RELEVANT INFORMATION

Bogotá, July 13, 2021. Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that, after the downgrade of Colombia's sovereign credit rating from BBB- to BB+, Fitch Ratings downgraded the rating of several Colombian issuers, including Grupo Aval from BBB- to BB+, changing the outlook from negative to stable. Likewise, Grupo Aval Limited's rating was downgraded from BBB- to BB +.

GRUPO AVAL ACCIONES Y VALORES S.A.
DEBT	RATING	RECOVERY	PRIOR
LT IDR	BB+	Downgrade	BBB-
ST IDR	B	Downgrade	F3
LC LT IDR	BB+	Downgrade	BBB-
LC ST IDR	B	Downgrade	F3
Support	5	Affirmed	5
Support floor	NF	Affirmed	NF

GRUPO AVAL LIMITED
DEBT	RATING	RECOVERY	PRIOR
Senior unsecured	BB+	Downgrade	BBB-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2021

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel